October 10, 2024

Timothy Warbington
Chief Executive Officer
Creative Medical Technology Holdings, Inc.
211 E. Osborn Road
Phoenix, AZ 85012

       Re: Creative Medical Technology Holdings, Inc.
           Registration Statement on Form S-3
           Filed October 4, 2024
           File No. 333-282512
Dear Timothy Warbington:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Zev M. Bomrind, Esq.